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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                                 (RULE 14D-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE FORTRESS GROUP, INC.
                       (Name of Subject Company (Issuer))

                           FG ACQUISITION CORPORATION
                                    (Offeror)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    34956K108
                      (CUSIP Number of class of securities)


          BRUCE GROSS                                  WITH COPIES TO:
   FG ACQUISITION CORPORATION                     DAVID W. BERNSTEIN, ESQ.
     C/O LENNAR CORPORATION                  CLIFFORD CHANCE ROGERS & WELLS LLP
     700 N.W. 107TH AVENUE                            200 PARK AVENUE
     MIAMI, FLORIDA 33172                      NEW YORK, NEW YORK 10166-0153
       (305) 559-4000                                 (212) 878-8000
  (Name, Address and Telephone No. of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)                 AMOUNT OF FILING FEE(2)
$8,988,223                               $826.92

(1) Based upon the tender offer price of $3.68 cash per share and 3,120,582 shares of common stock outstanding and not already owned by the Offeror immediately prior to the expiration of the tender offer.


(2) Previously paid.

   |_| Check the box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:  -------------  Filing Parties:-------------
Form or Registration No.:-------------  Date Filed:    -------------

   |_| Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.


       Check the appropriate boxes below to designate any transactions to which the statement relates:

       |X|    third-party tender offer subject to Rule 14d-1.
       |_|    issuer tender offer subject to Rule 13e-4.
       |_|    going-private transaction subject to Rule 13e-3.
       |_|    amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|





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                         AMENDMENT NO. 1 TO SCHEDULE TO


         FG Acquisition Corporation, a Delaware corporation (the "Offeror" or "Purchaser"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on June 21,2002 (the "Schedule TO"). The Schedule TO relates to the offer by the Purchaser, to purchase all of the outstanding common shares, $0.01 par value per share ("Shares"), of The Fortress Group, Inc., a Delaware corporation (the "Company"), that are not already owned by the Purchaser at $3.68 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit
(a)(1) to the Schedule TO, as supplemented and amended, and in the related Letter of Transmittal filed as Exhibit (a)(2) to the Schedule TO.


         The Schedule TO is supplemented and amended to add as an exhibit a press release issued on June 21, 2002, and to incorporate the information in that press release regarding the expiration date of the offer, as provided below.


ITEM 12.  EXHIBITS.


         Item 12 of the Schedule TO is amended to file:


            (a)(8) Press Release issued by Purchaser on June 21, 2002.



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                                    SIGNATURE


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date: June 21, 2002

                                                     FG ACQUISITION CORPORATION


                                                  By:  /s/ Diane Bessette
                                                     ---------------------------
                                                     Name:    Diane Bessette
                                                     Title: Vice President



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                                  EXHIBIT INDEX

(a)(8)   Press Release issued by Purchaser on June 21, 2002.